September 6, 2012
QMM: NYSE AMEX
QMM: NYSE MKT
QTA: TSX VENTURE
NR-20-12

QUATERRA SUBSIDIARY SINGATSE PEAK SERVICES REACHES
AGREEMENT WITH EPA TO UPGRADE FLUID MANAGEMENT SYSTEM AT
YERINGTON

In exchange Company obtains site-wide covenant not to sue for existing contamination

YERINGTON, Nevada — Quaterra Resources Inc. today announced that its wholly-owned subsidiary Singatse Peak Services (SPS) has reached a voluntary agreement with the U.S. Environmental Protection Agency (EPA) to participate in upgrading the system which manages fluids from the historic mining operation at the Yerington mine site. In exchange for SPS’s participation in this work, the Company obtained a site-wide ‘Covenant Not to Sue’ for the contamination left at the site by former owners and operators of the historic mine operations.

“We see this as a positive step toward our goal of developing the Yerington mine site as well as our other assets in the Yerington Copper District,” says SPS President Thomas Patton, who is also President and CEO of Quaterra.

SPS and Quaterra Yerington District GM Steven Dischler says the agreement provides for immediate environmental improvements to the site. “It also allows us to continue our exploration, working cooperatively with the EPA, Nevada Department of Environmental Protection and the community.”

The terms and other details are contained in what is called a Settlement Agreement and Order on Consent for a Removal Action by a Bona Fide Prospective Purchaser at the Yerington Mine Site, signed by SPS and the EPA on July 16 and July 24, 2012, respectively. A thirty day public comment period closed on September 4, 2012. EPA received several comments on the Settlement Agreement but concluded in a letter to SPS dated September 5, 2012 that “EPA has executed the agreement; the information that EPA received through comments was not sufficient for EPA to withdraw or withhold the agreement.”

The agreement, which was voluntarily entered into by SPS, includes a three-phase project associated with the heap leach pads formerly operated by Arimetco Inc. Phase 1 requires SPS to fund up to $420,000 for repairs to the on-site fluid management system as well as the relining of one of the system ponds, which will be performed by the EPA later this year. Phase 2 requires SPS to complete a study of the entire fluid management system to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. In Phase 3, SPS will work with the EPA to determine which, if any, of the conclusions of the study should be implemented. SPS may elect to fund half of those repairs. All phases of the work are co-funded by the Atlantic Richfield Company, which the EPA has identified as a potentially responsible party for a portion of the Yerington site. The Atlantic Richfield Company was also the predecessor owner and operator of the mine site.

The Agreement’s ‘Covenant Not to Sue’ strengthens SPS’s ‘Bona Fide Prospective Purchaser Defense’ against liability resulting from the contamination at the site prior to SPS’s purchase. It is understood that the private funding of the project will preclude the need for the EPA to list the site on the National Priorities List (often referred to as the Superfund).

Quaterra Resources Inc. (NYSE MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:

Steven Dischler	Lauren Stope
VP and GM, Yerington District	Manager Communications
Quaterra Resources Inc.	Quaterra Resources Inc.
775-463-9600	604-641-2746

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.